SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

NUBURU, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

67021W 103

(CUSIP Number)

Wilson-Garling 2020 Family Trust uad 9/20/20

Jill Garling

Wilson-Garling 2023 Family Trust

c/o Nuburu, Inc.

7442 S Tucson Way, Suite 130

Centennial, CO 80112

(720) 767-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67021W 103

1	NAMES OF REPORTING PERSON Wilson-Garling 2020 Family Trust uad 9/20/20
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,311,410(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,311,410(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,311,410(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Consists of 3,311,410 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Nuburu, Inc. (the “Issuer”) held directly by Wilson-Garling 2020 Family Trust uad 9/20/20 (the “2020 Trust”), of which Jill Garling is the trustee. As trustee, Ms. Garling exercises voting and investment control over the shares held by the 2020 Trust.

(2)

Based on the quotient obtained by dividing (i) the number of shares of Common Stock beneficially owned by the 2020 Trust by (ii) 34,896,251 shares of Common Stock outstanding as of May 5, 2023, as reported in the Issuer’s 10-Q, filed with the Securities Exchange Commission on May 12, 2023.

1	NAMES OF REPORTING PERSON Jill Garling, as Trustee of the Wilson-Garling 2020 Family Trust uad 9/20/20 and the Wilson Garling 2023 Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,578,852(1)
	8	SHARED VOTING POWER 619,768(2)
	9	SOLE DISPOSITIVE POWER 10,578,852(1)
	10	SHARED DISPOSITIVE POWER 619,768(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,198,620
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Consists of (i) 3,311,410 shares of Common Stock held directly by the 2020 Trust, of which Ms. Garling is the trustee, and (ii) 7,267,442 shares of Common Stock issuable to the Wilson Garling 2023 Family Trust (the “2023 Trust” and, together with the 2020 Trust, the “Trusts”), of which Ms. Garling is also the trustee, upon conversion of the 7% convertible promissory notes due 2026 (the “Convertible Notes”) issued pursuant to that certain Note and Warrant Purchase Agreement, dated as of June 12, 2023, by and among the Issuer and the investors listed on Schedule I thereto (the “Purchase Agreement”). The Convertible Notes and any accrued interest thereon are convertible at the option of the holder at any time following June 23, 2023 prior to repayment of the Convertible Notes into shares of Common Stock at a conversion price of $0.688 (subject to adjustment pursuant to the terms of the Convertible Notes, the “Conversion Price”). Interest accrues on the unpaid principal amount at a rate equal to 7% per annum, but it is not due and payable until the maturity date. As trustee, Ms. Garling exercises voting and investment control over the securities held by the Trusts.

(2)

Consists of (i) 377,358 shares of Common Stock held by W-G Investments, LLC and 242,410 shares of Common Stock issuable to W-G Investments, LLC upon conversion of the 121,205 shares of the Issuer’s Series A preferred stock, par value $0.0001 per share (the “Preferred Stock”), held by W-G Investments, LLC at a conversion price equal to $10.00 divided by $5.00 (subject to adjustment pursuant to the terms of the Preferred Stock, the “Preferred Conversion Ratio”). The Preferred Stock is convertible at any time into Common Stock at such Preferred Conversion Ratio. Thomas J. Wilson, is the sole manager of W-G Investments, LLC and as such, has voting and dispositive power over the shares. Mr. Wilson is a former member of the Nuburu Subsidiary, Inc. board of directors and is the spouse of Ms. Garling. Ms. Garling may also be deemed to have voting and dispositive control over the shares held by W-G Investments, LLC of which she is a member and her spouse is the sole manager.

(3)

Based on the quotient obtained by dividing (i) the number of shares of Common Stock beneficially owned by Ms. Garling by (ii) the sum of (a) 34,896,251 shares of Common Stock outstanding as of May 5, 2023, as reported in the Issuer’s 10-Q, filed with the Securities Exchange Commission on May 12, 2023, (b) 242,410 shares of Common Stock issuable to W-G Investments, LLC upon conversion of all the shares of Preferred Stock currently held by W-G Investments, LLC at the Preferred Conversion Ratio, and (c) 7,267,442 shares of Common Stock issuable to the 2023 Trust pursuant to the Purchase Agreement.

1	NAMES OF REPORTING PERSON Wilson-Garling 2023 Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,267,442(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,267,442(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,267,442(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Consists of 7,267,442 shares of Common Stock issuable to the 2023 Trust upon conversion of the Convertible Notes held by the 2023 Trust, of which Ms. Garling is the trustee. As trustee, Ms. Garling exercises voting and investment control over the shares held by the 2023 Trust.

(2)

Based on the quotient obtained by dividing (i) the number of shares of Common Stock beneficially owned by the 2023 Trust by (ii) the sum of (a) 34,896,251 shares of Common Stock outstanding as of May 5, 2023, as reported in the Issuer’s 10-Q, filed with the Securities Exchange Commission on May 12, 2023, and (b) 7,267,442 shares of Common Stock issuable to the 2023 Trust pursuant to the Purchase Agreement.

Explanatory Note

This Amendment No.1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D previously filed with the U.S. Securities and Exchange Commission by Jill Garling and the 2020 Trust on February 9, 2023 (the “Original Schedule 13D”) and relates to the Common Stock of Nuburu, Inc. (the “Issuer”).

This Amendment amends Item 2 of the Original Schedule 13D to add the 2023 Trust (together with Ms. Garling and the 2020 Trust, the “Reporting Persons”) as a Reporting Person and as an entity through which Ms. Garling beneficially owns Common Stock. This Amendment also amends or amends and restates Items 1-7 as indicated below. The Reporting Persons have entered into an Amended and Restated Joint Filing Agreement, which is filed herewith as Exhibit 7, pursuant to which the Reporting Persons have agreed to file this Amendment jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Other than as set forth below, all Items in the Original Schedule 13D are materially unchanged. Capitalized terms used but not defined herein have the meanings given to them in the Original Schedule 13D.

Item 1. Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed jointly by the individual and the Trusts listed in Item 2(a) below and relates to the Common Stock of Nuburu, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at c/o Nuburu, Inc., 7442 S Tucson Way, Suite 130, Centennial, CO 80112.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)

The names of the Reporting Persons are Wilson-Garling 2020 Family Trust uad 9/20/20, Wilson-Garling 2023 Family Trust and Jill Garling, as trustee of the Wilson-Garling 2020 Family Trust uad 9/20/20 and the Wilson-Garling 2023 Family Trust.

(b)	The address for the principal business office of each Reporting Person is:

c/o Nuburu, Inc.

7442 S Tucson Way, Suite 130

Centennial, CO 80112

(c)	Ms. Garling’s principal occupation is Chair of the board of directors of Facing History & Ourselves, 89 South Street, Suite 401, Boston, MA 02111.

(d)	No Reporting Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

No Reporting Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ms. Garling is a citizen of the United States of America. The Trusts are organized under the laws of the State of Illinois.

Because each of the Reporting Persons may be deemed a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) under the Act, each of the Reporting Persons may be deemed to beneficially own the Shares owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Act, the beneficial owners of any securities that any particular Reporting Person does not directly own. Each Reporting Person disclaims beneficial ownership of the securities reported herein that such Reporting Person does not directly own.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended to add the following:

On June 12, 2023, the Issuer entered into the Purchase Agreement primarily with certain existing investors (each, an “Investor”) for the sale of (i) Convertible Notes in the aggregate principal amount of $7.925 million, and (ii) warrants (“Warrants”) to purchase up to 11,518,895 shares of Common Stock (the sale of the Convertible Notes and the Warrants together, the “Private Placement”). Pursuant to the Purchase Agreement, (i) Convertible Notes in the aggregate principal amount of $2.0 million and Warrants exercisable for up to 2,906,977 shares of Common Stock were issued to the 2023 Trust on June 13, 2023, and (ii) Convertible Notes in the aggregate principal amount of $5.925 million and Warrants exercisable for up to 8,887,500 shares of Common Stock were issued on June 23, 2023, of which Convertible Notes in the aggregate principal amount of $3.0 million and Warrants exercisable for up to 4,360,465 shares of Common Stock were issued to the 2023 Trust.

The Convertible Notes are senior, unsecured obligations of the Issuer and bear interest at the rate of seven percent per year and are payable on the earlier of June 23, 2026 or the occurrence of an Event of Default, as defined in the Convertible Notes. The Convertible Notes may be converted at any time following June 23, 2023 prior to the payment in full of the principal amount of the Convertible Notes at the Investor’s option. In the event of the Sale of the Company (as defined in the Convertible Notes), the outstanding principal amount of each Convertible Note, plus all accrued and unpaid interest not otherwise converted into equity securities pursuant to the terms of the Convertible Notes, shall (i) if the Investor so elects, be converted into equity securities pursuant to the terms of the Convertible Notes (the “Conversion Shares”) at the Conversion Price, or (ii) be due and payable immediately prior to the closing of such Sale of the Company, together with a premium equal to 150% of the principal amount to be prepaid. Subsequent to the effectiveness of a registration statement registering the Registrable Securities (as defined below), the Issuer may elect to pay interest in kind through the issuance of shares of Common Stock at the Conversion Price, in lieu of payments in cash (the “Interest Shares”).

The Warrants issued by the Issuer to the Investors pursuant to the Purchase Agreement entitle the relevant Investor to purchase that number of fully paid and nonassessable shares of Common Stock (the “Warrant Shares”) determined by dividing the principal amount of each Convertible Note by the Conversion Price. The Warrants may be exercised by the holder during the period commencing December 23, 2023 at an exercise price equal to $1.03 and expire on June 23, 2028.

The foregoing description of the Purchase Agreement is a summary only and is qualified in its entirety by reference to the Purchase Agreement attached hereto as Exhibit 8, which is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Pursuant to the terms of that certain Business Combination Agreement entered into by and among the Issuer, Compass Merger Sub, Inc. and Nuburu Subsidiary Inc., dated August 5, 2022, the 2020 Trust and Ms. Garling acquired the securities of the Issuer reported in the Original Schedule 13D. Pursuant to the terms of the Purchase Agreement, the 2023 Trust acquired the securities of the Issuer reported herein.

Ms. Garling is the trustee of the Trusts and as such exercises voting and investment control over the securities held by the Trusts. Ms. Garling may also be deemed to have voting and dispositive control over the shares held by W-G Investments, LLC of which she is a member and of which her spouse, Thomas J. Wilson is the sole manager. As the sole manager of W-G Investments, LLC, Mr. Wilson has voting and investment control over the shares held by W-G Investments, LLC. Mr. Wilson is a former member of the Nuburu Subsidiary, Inc. board of directors.

The securities of the Issuer reported herein are held by each Reporting Person for investment purposes. Each Reporting Person intends to evaluate on an ongoing basis this investment in the Issuer and each Reporting Person’s options with respect to the investment.

Each Reporting Person may acquire additional shares of Common Stock and/or other securities of the Issuer from time to time or may dispose of any or all of such securities at any time. Further, on February 7, 2023, the Issuer filed a registration statement with respect to the offer and sale from time to time, by the 2020 Trust and W-G Investments LLC of securities held by them. The registration statement was declared effective on April 17, 2023. The 2020 Trust and W-G Investments LLC may sell the securities held by them in the future under such registration statement, depending upon general stock market conditions, economic conditions and other factors. Pursuant to the Registration Rights Agreement (as defined below), the Company agreed, following February 6, 2024, to use its commercially reasonable efforts to file a registration statement with the Securities and Exchange Commission for the resale of the Conversion Shares, the Warrant Shares and the Interest Shares. The 2023 Trust may sell the securities held by it in the future under such registration statement, depending upon general stock market conditions, economic conditions and other factors.

From time to time, each Reporting Person may engage in discussions with the Issuer’s board of directors and/or members of the Issuer’s management team concerning, without limitation, potential business combinations and strategic alternatives, the business, operations, capital structure, governance, management, strategy of the Issuer and other matters concerning the Issuer.

Each Reporting Person reserves the right to change its purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by each Reporting Person alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) See Items 7-13 of the cover pages and Item 2 above.

(c) Each Reporting Person did not engage in any transactions in securities of the Issuer during the sixty-day period prior to the filing of this Schedule 13D, other than the receipt of the securities reported herein upon the consummation of the business combination, as discussed in Item 3 of the Original Schedule 13D.

(d) The beneficiaries of the Trusts may have the right to receive the proceeds from the sale of the shares owned by the Trusts.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended to replace the text under the subheading “Joint Filing Agreement” with the text under the subheading “Joint Filing Agreement” below and to include the description of the “Registration Rights Agreements” below at the end of the Item:

Joint Filing Agreement

On June 23, 2023, the Reporting Persons entered into an Amended and Restated Joint Filing Agreement (the “Joint Filing Agreement”) in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.

The Joint Filing Agreement is attached hereto as Exhibit 7 and is incorporated herein by reference.

Registration Rights Agreement

On June 12, 2023, the Company and the Investors also entered into a Registration Rights and Lock-Up Agreement (the “Registration Rights Agreement”), pursuant to which the Company agreed, following February 6, 2024 (the “Filing Deadline”), to use its commercially reasonable efforts to file a registration statement with the Securities and Exchange Commission for the resale of the Conversion Shares, the Warrant Shares and the Interest Shares (the “Registrable Securities”). Following the Filing Deadline, the Investors also are entitled to demand registration rights. Pursuant to the Registration Rights Agreement, the Investors agree that except for limited exceptions as provided therein, no Notes, Warrants, Conversion Shares, Warrant Shares or Interest Shares may be transferred until the earliest of the date that is one year from the anniversary of the date of the Registration Rights Agreement or the date on which the Company completes a liquidation, merger, stock exchange or other similar transaction wherein all the Company’s stockholders have the right to exchange their shares of Common Stock for cash, securities, or other property.

The foregoing description of the Registration Rights Agreement is a summary only and is qualified in its entirety by reference to the Registration Rights Agreement attached hereto as Exhibit 9, which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended by adding Exhibits 7, 8 and 9:

Exhibit No.	Description

7	Amended and Restated Joint Filing Agreement, by and among the Reporting Persons, June 23, 2023.

8	Note and Warrant Purchase Agreement, dated June 12, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 13, 2023).

9	Registration Rights and Lock-up Agreement, dated June 12, 2023 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 13, 2023).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Date: June 23, 2023

Wilson-Garling 2020 Family Trust uad 9/20/20

By:	/s/ Jill Garling
Name:	Jill Garling, as Trustee

Wilson-Garling 2023 Family Trust

By:	/s/ Jill Garling
Name:	Jill Garling, as Trustee

Jill Garling

/s/ Jill Garling